Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Inco Limited

Commission File Number: 333-134390

Date: August 11, 2006

EXTERNAL NEWS RELEASE

06-38-TC

For Immediate Release:     August 11, 2006

TECK COMINCO RESPONDS TO CVRD BID FOR INCO LIMITED

Vancouver, August 11, 2006  —  Teck Cominco Limited (TSX — TCK.A; TCK.B; NYSE — TCK) today responded to the announcement by CVRD that it intends to make an all cash offer to acquire all of the outstanding common shares of Inco Limited (TSX, NYSE-N).

Teck Cominco President and Chief Executive Officer, Don Lindsay, said: “We are evaluating CVRD’s announcement of its intention to bid for Inco.  As we have consistently said, we will not be drawn into an expensive bidding war for Inco.  We will weigh our options carefully, and remain committed to a disciplined approach to any transaction.”

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer.  These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330.  Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These forward-looking statements include statements concerning Teck Cominco’s intentions regarding its offer for Inco.

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

For further information, please contact:

Media Contact:

Katie Clark

Edelman

(416) 979-1120, ext 231

(416) 200 3394 - cell

Katie.clark@edelman.com

Investor Contact:

Ron Millos

Senior Vice President, Finance and Chief Financial Officer

Teck Cominco Limited

(604) 685-3005

Ron.millos@teckcominco.com